7-4-02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
July 4, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Changes in Registrant's Certifying Accountant

(a) Previous Accountants

On June 21, 2002, Registrant dismissed ZAO Arthur Andersen as its independent accountant and designated Deloitte & Touche as its new independent accountant. The change was made as a result of the decision of Registrant's board of directors, which was ratified by the Registrant's Annual General Meeting of Shareholders on June 21, 2002.

The audit reports on Registrant's consolidated financial statements for each of the years in the two-year period ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion by ZAO Arthur Andersen, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two years ended December 31, 2001, and the subsequent interim period, there were no disagreements with ZAO Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to ZAO Arthur Andersen's satisfaction, would have caused that firm to make reference to the subject matter of the disagreement in its reports on the consolidated financial statements for such years.

During the past two fiscal years and through the subsequent interim period, ZAO Arthur Andersen has not advised Registrant of any "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K under the Securities Act of 1933).

Registrant has requested that ZAO Arthur Andersen furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements above. A copy of such letter is attached hereto as Exhibit 16.1.

(b) New Independent Accountants

Registrant intends to engage Deloitte & Touche as its new independent accountants, and the Registrant's Annual General Meeting of Shareholders has approved such engagement as of June 21, 2002. During the two years ended December 31, 2001 and through June 21, 2002, Registrant has not consulted with Deloitte & Touche regarding any matters specified in Items 304 (a)(2)(i) or (ii) of Regulation S-K. Registrant has authorized ZAO Arthur Andersen to respond fully to any inquiries from Deloitte & Touche relating to its engagement as Registrant's independent accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ____________*______________
Name: Mikhail Smirnov
Title: President

Date: **July 4, 2002**

* By: ______________________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of
Investment and Securities